MORGAN LEWIS

October 19, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund III (File Nos. 333-192858 and 811-22920)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), a preliminary copy of the shareholder letter, notice, proxy statement and proxy card for the Special Meeting of Shareholders (the "Special Meeting") of the Fiera Capital Diversified Alternatives Fund (the "Fund"), a series of the Trust, scheduled to be held on Monday, December 5, 2016.

The Special Meeting is being called for the purpose of approving (i) a new investment advisory agreement between the Trust, on behalf of the Fund, and Fiera Capital Inc. ("Fiera"); (ii) an interim investment advisory agreement between the Trust, on behalf of the Fund, and Fiera Capital Management Company LLC; and (iii) a new investment sub-advisory agreement between Fiera and Mizuho Alternative Investments, LLC, with respect to the Fund, in connection with certain transactions involving the Fund's investment adviser.

Please contact the undersigned at 1.215.963.5620 with your questions or comments.


Very truly yours,

/s/ Leon Salkin
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Leon Salkin




                               MORGAN, LEWIS & BOCKIUS LLP

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